Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES PROVIDES GUIDANCE FOR 2015 AND TRANSFORMATIONAL
DEVELOPMENT PLANS FOR ISLAND GOLD MINE

  2014 gold production of 95,208 ounces exceeds 2013 production level by 45%

MONTREAL, Quebec, Canada, January 15, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to report 2014 gold production of 95,208 ounces, a 45% increase over the 2013 level. Full details regarding 2014 production and guidance for 2015 are provided, as well as transformational development plans for the Corporation’s 1.1 million gold ounce global higher-grade resource(1) at the Island Gold Mine in Ontario.

“2015 will be a transformational year for Richmont” stated Mr. Renaud Adams, President and CEO of Richmont Mines. “Our 2015 budget represents a significant step towards positioning Island Gold with the view of creating a longer-life multi-million gold ounce, higher production and superior free cash flow operation. This will provide a solid foundation for Richmont to deliver potentially industry-leading high-quality growth from a mining-friendly and safe jurisdiction for many years to come.”

“We are very proud of the production results that our operations team delivered in 2014” continued Mr. Adams. “We generated the second highest level of gold sales in the Corporation’s 20+ year history as well as strong operating cash flow in spite of a more challenging gold price environment. These achievements speak to the dedication and experience of our management team and employees. Looking ahead to 2015, Richmont will embark on important, game-changing development milestones that will enable us to unlock significant value at our cornerstone Island Gold Mine. Two priorities are driving our Island Gold accelerated 2015 plans, namely to expedite access to the deeper high quality resource base, and to increase our reserve and resource base. These two priorities will extend the mine life, accelerate potential production expansion and increased free cash flow visibility, while providing the strongest organic growth profile in the Corporation’s history.”

“It is important to note that we will be laying the groundwork for Island Gold’s future in 2015, and this will involve extensive development and drilling and therefore a sizeable investment this year. Once completed, however, we expect to have numerous years of established mine life at lower costs ahead of us, and we will be very well-positioned for growth” added Mr. Adams.

Highlights:

  Fourth quarter 2014 gold production of 23,854 ounces resulted in 2014 annual gold production of 95,208 ounces; 45% higher than 2013, and over 5% above the Corporation’s increased guided range;

  Fourth quarter 2014 gold sales of 21,666 ounces contributed to 2014 annual gold sales of 94,503 ounces, the second highest in the Corporation’s history, and a 49% increase over 2013;

  Cash and cash equivalents of approximately $35 million as at December 31, 2014;

(1)	At December 31, 2013. Includes estimated Indicated resources of 456,000 tonnes at 11.52 g/t Au for 169,000 ounces, and additional estimated Inferred resources of 3.2 million tonnes at 9.29 g/t Au for 955,000 ounces.

RICHMONT MINES PROVIDES GUIDANCE FOR 2015 AND TRANSFORMATIONAL DEVELOPMENT PLANS FOR ISLAND GOLD MINE
January 15, 2015

  2015 Island Gold Mine development plans to include: extending the main access ramp to a minimum depth of 750 metres and the secondary eastern ramp to a minimum depth of 570 metres, completing 41,000 metres of exploration drilling to potentially extend the existing resource to the east and 59,000 metres of definition and delineation drilling to upgrade the inferred resources between 500 and 1,000 metres of depth in preparation for mining in 2016;

  2015 forecasted production of 78,000 – 88,000 ounces at a cash cost of CAN$935 – CAN$1,035 (US$850 – US$940)(1);

  Total planned 2015 capital expenditures of $56.3 million, with $48.3 million focused on operation and development of the Island Gold Mine;

  Please refer to the attached long sections for details (charts).

RICHMONT – 2015 OUTLOOK(1)
GOLD SOLD (OUNCES)		SUSTAINING CAPITAL EXPENDITURES

2014 – Actual Au ounces sold	94,503	Fixed assets/equipment	$13.7 million
2015 – Forecasted	78,000 – 88,000	Delineation drilling	$0.7 million
		Mine development	$12.5 million
COST / OUNCE		Total sustaining Capex	$26.9 million

Cash cost	$935 - $1,035	PROJECT & EXPLORATION COSTS
Sustaining Capex	$305 - $345
Reclamation and remediation - QC	$10 - $15	Total exploration - Quebec	$1.8 million
Corporate G&A	$85 - $95	Exploration - Island Gold	$5.2 million
AISC(2)	$1,335 - $1,490	Fixed assets/equipment – acc. dev.	$1.8 million
		Acc. mine development - Island Gold(3)	$17.4 million
		Acc. delineation drilling - Island Gold	$2.2 million
Cash cost (US$)	$850 - $940	Mining & milling studies - Island Gold	$1.0 million
AISC (US$)	$1,215 - $1,355	Total project & exploration costs	$29.4 million
(1)	In Canadian dollars, unless otherwise noted. Assuming an exchange rate of CAN$1.00 = US$0.91 (US$1.00 = CAN$1.10).
(2)	All in sustaining costs, a non-GAAP measure.
(3)	Includes cost of the exploration drift, and some exploration drilling.

Focused on Delivering Strong Results: 2014 Production 2nd Highest in Corporation’s History

The Corporation produced 23,854 ounces in the fourth quarter of 2014, bringing annual gold production to 95,208 ounces, a sizeable 45% increase over 2013, and 5% above the upper limit of the Corporation’s increased guided range. Annual gold sales of 94,503 ounces in 2014 were also a significant 49% increase over the prior year levels, and are the second highest level of gold sales in the Corporation’s 20+ year history of gold production in Canada.

RICHMONT MINES PROVIDES GUIDANCE FOR 2015 AND TRANSFORMATIONAL DEVELOPMENT PLANS FOR ISLAND GOLD MINE
January 15, 2015

The Island Gold Mine produced 42,042 ounces of gold in 2014, in line with expectations, and 21% above 2013 production levels. Fourth quarter 2014 production of 9,052 ounces, while below the 11,587 ounces produced in the comparable period of 2013, was in line with expectations due to the higher amount of processed development ore and low grade stockpile. As previously noted by the Corporation in its Q3 2014 release, operating cost per ounce at Island Gold is expected to be higher in the fourth quarter as a result of lower production and the extra cost associated with the rental of temporary crushing equipment. Gold sales from the mine were 42,079 ounces in 2014, up 20% over the prior year, and were 9,052 ounces in the fourth quarter. A new permanent jaw crusher was successfully installed at the mill, and has been running since mid-December. With this installation complete, the mill is now operating with new primary and secondary crushing equipment following the scheduled replacement of the cone crusher earlier in 2014. Within the mine, development work continued to be advanced during the fourth quarter, and the main ramp development work was successfully transferred to the contractor at the end of October 2014. As of the end of 2014, the ramp had attained a vertical depth of 650 metres and the exploration drift on the 620 metre level had been advanced by 150 metres to the east.

The Beaufor Mine produced 6,633 ounces of gold in the fourth quarter, a significant 83% increase over the prior year levels, which brought full year 2014 gold production to 24,959 ounces, up 8% year-over-year, and at the top end of forecasted gold production of 20,000 to 25,000 ounces for 2014. Gold sales from this mine were 24,006 ounces in 2014, a 4% improvement over 2013, with gold sales of 5,839 ounces in the fourth quarter. Development and mining were continued in the high grade M Zone in the lower portion of the mine during the fourth quarter, and this zone is expected to provide approximately 40% of the mine’s forecasted 2015 production, primarily in the first half of the year. Development of the 350 Zone, which is located closer to surface, began in the fourth quarter of 2014, and production from this area is expected to begin in the second quarter of 2015. It is anticipated that this zone will supply approximately 20% of Beaufor’s annual production in 2015.

The open-pit Monique Mine produced 8,169 ounces of gold in the fourth quarter of 2014, a significant increase from the prior year level when commercial production was initiated, which brought full year 2014 gold production to 23,307 ounces. Gold sales at this mine were 6,775 ounces in the fourth quarter, which translated into annual gold sales of 23,490 ounces in 2014. Fourth quarter production levels from this mine benefited from greater tonnage being processed as a result of the additional capacity at the Camflo Mill following the completion of operations at the W Zone. The Monique ore stockpile was over 157,000 tonnes at 1.81 g/t Au at the end of the fourth quarter, which includes approximately 54,700 tonnes at 2.67 g/t Au. This stockpile will be processed in 2015.

Island Gold Mine: Focused on Unlocking Long-Term Value

Extensive development work will be completed at the Island Gold Mine in 2015 in order to position the mine for future growth by unlocking the value of the deeper 1.1 million ounce global gold resource. Approximately 600,000 tonnes of ore and waste are expected to be displaced during 2015, 80% of which will originate from below a vertical depth of 425 metres. The Corporation expects to mill an estimated 260,000 tonnes, of which approximately 45% will be from ore development, and a maximum of 30% will come from production stopes below level 425 but within the upper portion of the new resource. This higher level of development ore coming from exposing the new resources at depth will translate into a slightly higher cash cost per ounce at the mine. The amount of handled waste is expected to begin diminishing in 2016, which will reduce costs and increase profitability, while also freeing up capacity for additional ore tonnage as a greater percentage of mining is migrated to the lower levels of the mine.

RICHMONT MINES PROVIDES GUIDANCE FOR 2015 AND TRANSFORMATIONAL DEVELOPMENT PLANS FOR ISLAND GOLD MINE
January 15, 2015

In addition to the significant accelerated development work planned at Island Gold in 2015, we will also focus on expanding our current resource base during the year, primarily through lateral exploration drilling toward the east. Our main goal will be to increase the number of ounces per vertical metre down to a depth of 1,000 metres, as this would lower our capital development cost per ounce while also establishing a platform for true long-term growth at Island Gold via simultaneous reserve and resource expansion. It is with this objective in mind that we initiated a step-out exploration drilling program at Island Gold, which has already been successful, as summarized in our press release dated January 8th, 2015. A hole drilled from surface in December intersected mineralization at a vertical depth of 1,203 metres, returning a cut grade of 19.87 g/t Au over a true width of 3.93 metres, reaffirming our confidence in the potential for a down plunge extension of the currently defined resource. We look forward to continuing to build the long-term value of this asset through additional exploration drilling in 2015.

ISLAND GOLD MINE – 2015 OUTLOOK(1)
GOLD SOLD (OUNCES)		SUSTAINING CAPITAL EXPENDITURES

2014 – Actual oz Au sold	42,079	Fixed assets/equipment	$10.7 million
2015 – Forecasted	45,000 – 50,000	Delineation drilling (11,125 m)	$0.7 million
		Mine development	$9.3 million
COST / OUNCE		Total sustaining Capex	$20.7 million

Cash cost(2)	$935 - $1,035	PROJECT & EXPLORATION COSTS
Sustaining Capex cost	$415 - $460
AISC(3)	$1,350 - $1,495	Underground exploration (41,000 m)	$3.2 million
		Surface exploration (20,000 m)	$2.0 million
		Fixed assets/equipment – acc. dev.	$1.8 million
		Accelerated mine development work(4)	$17.4 million
Cash cost (US$)	$850 - $940	Acc. delineation drilling (33,375 m)	$2.2 million
AISC (US$)	$1, 230 - $1,360	Mining & milling studies	$1.0 million
		Total project & exploration costs	$27.6 million
(1)	In Canadian dollars, unless otherwise noted. Assuming an exchange rate of CAN$1.00 = US$0.91 (US$1.00 = CAN$1.10).
(2)	Includes cost associated with 14,500 metres of planned definition drilling at Island Gold Mine in 2015.
(3)	All in sustaining costs, a non-GAAP measure.
(4)	Includes cost of the exploration drift, and some exploration drilling.

Development efforts at Island Gold will focus on several key areas in 2015:

(1)	Accelerated ramp development – main access ramp (“West Ramp”) and eastern secondary ramp (“East Ramp”): Development of the main access ramp, or West Ramp, will continue to be advanced by the contractor, and will be extended from its current depth of 650 metres to a minimum depth of approximately 750 metres before the end of 2015. This will provide Richmont with access to mine between the depths of 650 and 750 metres in 2016, and should allow for increased gold ounce production to originate from the deeper, typically higher-grade and larger width zones.

The Corporation continues to use its own teams to advance the secondary East Ramp, located approximately 450 metres to the east of the main access ramp. This ramp will be extended from its current depth of 440 metres to a minimum depth of 570 metres by year-end 2015, and will open development and mining for 2015 and 2016 on the Extension 1 and Extension 2 areas of the mine below the 400 metre level. The main objective is to increase mining flexibility moving forward by splitting mining efforts between the Western and Eastern parts of the deposit. A total of nearly 2,900 metres of ramp development are planned in 2015.

RICHMONT MINES PROVIDES GUIDANCE FOR 2015 AND TRANSFORMATIONAL DEVELOPMENT PLANS FOR ISLAND GOLD MINE
January 15, 2015

(2)	Contempleting the 600 metre long exploration/definition drift to the east on the 620 metre level and upgrade inferred resources: The Corporation is using the contractor to advance the 600 metre long exploration/definition drift on the 620 metre level of the mine, with work expected to be completed before the end of 2015. As of the end of December, approximately 150 metres of this drift had been finished, and one drill bay is completed and already being used for definition drilling. Additional drill bays will be built out as the drift is extended.

The drift will help to define and delineate the inferred resources located between depths of approximately 500 and 1,000 metres. Approximately 44,500 metres of delineation drilling and 14,500 metres of definition drilling are budgeted for 2015. Consequently, by upgrading these ounces and completing an economic study, the Corporation expects to have established several years of reserves within these elevations as of the end of 2015.

Importantly, the drift will also be used to explore the potential to the east of the existing resource, an area where previous drilling has shown remains open.

(3)	Complete extensive 61,000 metre exploration program to build on Island Gold long-term growth profile: The Corporation will complete approximately 41,000 metres of exploration drilling in 2015, of which 40,000 metres will be from underground between the depths of 500 and 1,000 metres to test the eastern potential extension of the resource, as well as some target areas slightly to the west of the ramp. An additional 1,000 metres of exploration drilling from underground will target previously unexplored areas to the east, at depths of between 300 and 400 metres, and a target area nearer surface toward the western property boundary.

In addition to the 41,000 metres of exploration drilling planned from underground, the Corporation will complete 20,000 metres of exploration drilling from surface. The areas targeted with this program are closer to surface, and are located east of the existing operations and towards the property boundary to the west. Please see the Corporation’s January 8, 2015 press release for full details.

(4)	Fixed assets & equipment: Supporting the operation and expansion of the mine as detailed above will be additional investments of $12.5 million in 2015 that will be put toward infrastructure and equipment at the mine site, with the main focus on tailings, water management pond, milling and mining infrastructure and upgrading the underground mobile equipment fleet.

(5)	Milling & mining studies: The Corporation will complete these studies with the help of outside consultants, in order to evaluate mining and milling requirements under various possible growth scenarios. Both ramp and shaft scenarios will be assessed with the view to advance the most viable scenario to a preliminary economic assessment level by year-end.

Quebec Assets - Beaufor & Monique Mines: Focused on Delivering Positive Free Cash Flow

The Corporation expects to produce approximately 22,000 – 25,000 Au ounces at the Beaufor Mine in 2015. This production will mainly originate from the M Zone at depth, as well as the nearer-surface 350 Zone. The outstanding forecasted Quebec-based production of 11,000 – 12,000 ounces will be generated from the Monique Mine. The Corporation expects both Quebec operations to be free cash flow positive in 2015.

RICHMONT MINES PROVIDES GUIDANCE FOR 2015 AND TRANSFORMATIONAL DEVELOPMENT PLANS FOR ISLAND GOLD MINE
January 15, 2015

QUEBEC BASED MINES (BEAUFOR & MONIQUE) – 2015 OUTLOOK(1)
GOLD SOLD (OUNCES)		SUSTAINING CAPITAL EXPENDITURES

2014 – Actual oz Au sold(2)	52,425	Beaufor - Mine development	$3.3 million
2015 – Forecasted	33,000 – 37,000	Beaufor - Fixed assets	$0.8 million
		Camflo - Fixed assets	$2.1 million
COST / OUNCE
		Total sustaining Capex	$6.2 million
Cash cost(3)	$935 - $1,035
Sustaining Capex cost	$170 - $190
Reclamation & remediation cost	$20 - $40	EXPLORATION COSTS
AISC(4)	$1,125 - $1,265
		Exploration drilling Beaufor (18,200 m)	$1.3 million
Cash cost (US$)	$850 - $940	Regional exploration – Quebec Properties	$0.5 million
AISC (US$)	$1,020 - $1,150
(1) In Canadian dollars, unless otherwise noted. Assuming an exchange rate of CAN$1.00 = US$0.91 (US$1.00 = CAN$1.10).
(2) Includes 4,929 ounces of gold sold from the W Zone.
(3) Includes cost associated with 11,800 metres of planned definition drilling at the Beaufor Mine in 2015.
(4) All in sustaining costs, a non-GAAP measure.

The Corporation is currently evaluating the economic feasibility of the inferred resources in the Beaufor Mine’s Q Zone and is planning approximately 11,800 metres of definition drilling and an additional 18,200 metres of exploration drilling, in part to finalize the economic analysis of the zone and extend the life of the asset. The Q Zone is located approximately 100 vertical metres below where mining is currently taking place in the Beaufor Mine, requiring approximately 700 linear metres of ramp development to reach the top part of the zone. A decision of whether or not to proceed with the development necessary to access the zone will be made by the second quarter of 2015.

The Corporation anticipates that mining will be completed at the open-pit Monique Mine by early February 2015. The higher grade material will be given milling priority during the first quarter, after which the lower grade stockpile will be transported and milled. Approximately 35% of the Monique 2015 cash costs (or 10% of total Quebec cash costs) will be non-cash costs (ore stockpile inventory), as they were incurred and paid for in 2014. Consequently, the Corporation is expecting the Monique Mine to generate positive free cash flow in 2015.

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES PROVIDES GUIDANCE FOR 2015 AND TRANSFORMATIONAL DEVELOPMENT PLANS FOR ISLAND GOLD MINE
January 15, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, who is a Qualified Person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. Mr. Adam verified and approved the information in this press release. The analyses were conducted at the Wesdome Laboratory in Wawa and were confirmed by re-assays at Activation Laboratories Ltd of Thunder Bay, Ontario, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Manager
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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